SECI 09059380 OMMISSION

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SEC Mail Processing Section

MAY 29 2009

Washington, DC
110

SEC FILE NUMBER
8-45672

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Schon-EX LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Jericho Plaza
(No. and Street)

Jericho	NY	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Caffrey — (516) 822-0202
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret Caffrey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Schon-EX LLC, as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

MYLES R BLECHNER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BL6095342
Qualified in Queens County
My Commission Expires July 07, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

SCHON-EX LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
Schon-Ex LLC

We have audited the accompanying statement of financial condition of Schon-Ex LLC (the "Company") as of March 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Schon-Ex LLC as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
May 27, 2009

SCHON-EX LLC

STATEMENT OF FINANCIAL CONDITION

March 31, 2009

ASSETS	
Cash and cash equivalents	$ 2,933,082
Certificate of deposit	1,095,520
Due from affiliate	1,151,939
Prepaid expenses and other assets	4,819
Total Assets	$ 5,185,360
LIABILITIES AND MEMBERS' EQUITY	
Liabilities - accrued expenses and accounts payable	$ 1,147,506
Members' Equity	4,037,854
Total Liabilities and Members' Equity	$ 5,185,360

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Schon-EX LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE"), the NYSE Amex Equities, the BATS Exchange ("BATS"), NYSE Arca, the NASDAQ stock market and the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in the execution of security transactions and is exempt from SEC rule 15c3-3 under Section K (2)(ii).

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

The Company has a certificate of deposit with an original maturity of 270 days.

The Company records commission revenue and related expenses on a trade-date basis.

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

For the year ended March 31, 2009, all commission revenue was earned from the execution of security transactions for an affiliated entity (the "Affiliate") based on contractual rates as agreed upon with the Affiliate. In addition, pursuant to an expense sharing agreement, the Company reimburses the Affiliate for certain administrative services provided by the Affiliate and for sharing premises and certain other resources with the Affiliate.

3. NET CAPITAL REQUIREMENT

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $250,000. Net capital changes from day to day, but at March 31, 2009, the Company had net capital of $4,029,741 which exceeded its requirement of $250,000 by $3,779,741.

4. RECENT ACCOUNTING PRONOUNCEMENT

In July 2006, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008.

FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to members' equity as of the beginning of the year of adoption.

Management has not yet made a determination as to the impact of adoption of FIN 48 on the Company's statement of financial condition.

5. SUBSEQUENT EVENT

On April 3, 2009, the Company received approval from FINRA to make a distribution of $973,923 to SAI Holdings, Inc. ("SAI") which represented SAI's entire capital balance. As a result, the Company became a wholly owned subsidiary of Schonfeld Group Holdings, LLC.